BlackRock Pennsylvania Municipal Bond Fund

FILE #811-04375

ATTACHMENT 77O

TRADE DATE	DESCRIPTION OF SECURITY	ISSUE SIZE	AMOUNT PURCHASED	LIST OF UNDERWRITERS
6/19/2008	PUERTO RICO ELEC PWR AUTH PWR REV	697,345,000	4,450,000

JPMorgan, Morgan Stanley, Wachovia Capital Markets, LLC, Banc of America Securities LLC, BBVAPR MSD, Goldman, Sachs & Co., Citi, DEPFA First Albany Securities LLC, Eurobank MSD, Lehman Brothers, Loop Capital Markets, Merrill Lynch & Co., Oppenheimer & Co.

10/30/2008	PHILADELPHIA PA SCH DIST FOR ISSUE	396,580,000	9,300,000	Goldman, Sachs & Co., Banc of America Securities LLC, PNC Capital Markets, LLC, Siebert Brandford Shank & Co., LLC, Citi, Janney Montgomery Scott LLC, Merrill Lynch & Co., Ramirez & Co., Inc.